Mail Stop 3-8


								May 13, 2005


By Facsimile and U.S. Mail

James McDonald
Chief Financial Officer
Rocky Shoes and Boots, Inc.
39 East Canal Street
Nelsonville, OH 45764

		RE:	Rock Shoes and Boots, Inc.
			File No. 0-21026
			Form 10-K for the year ended December 31, 2004 Form 10-Q for the quarter ended March 31, 2005




Dear Mr. McDonald:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations
``````````````````````````````````````````````
Gross Margin, page 19

2. You disclose that your gross margin percentage declined 170 basis points from 2004 to 2003. Your disclosure elsewhere indicates that efforts were initiated in 2004 to reduce your overall inventory. Please explain what efforts were taken to reduce your inventory. If certain inventory was liquidated at reduced margins you should discuss the impact on overall margins in your results of operations, if the impact was material. Please quantify for us the incremental impact on margins of any inventory reduction efforts. `

Critical Accounting Policies and Estimates
Revenue Recognition, page 24

3. You indicate that revenue is generally recognized at the time of
shipment.   Please explain when you recognize revenue other than
at
the time of shipment. Also, please describe in detail what recourse individual retail stores have with respect to purchases. In this regard, explain if there is any return privileges embedded within your sales contracts to independent retailers. Furthermore, please describe your shipping terms typically used in your supply and delivery channels.

4. Please disclose in greater detail your accounting policy for revenue transactions with current or potential future discounts from your regular prices, rebate-type arrangements, coupons, and free gift promotions. Please also clarify whether your marketing expenses accrual or another accrual includes some of these amounts, such as expected coupon redemptions. See EITF 01-9.

Sales Returns and Allowance, page 25

5. Enhance your disclosures to provide quantitative details regarding allowances for sales returns. You should discuss trends identified in the changes to the allowance for sales returns as well as the provisions taken in each period.

6. Please revise Schedule II filed pursuant to Rule 5-04 of
Regulation S-X to separately disclose the amounts charged to costs and expenses and to net sales. The additional disclosure may be provided in a footnote to the table. See Rule 12-09 of Regulation S-
X.

Inventories, page 25

7. Please supplementally confirm you did not have any material write downs associated with your inventory as you indicate that you had initiated inventory reduction efforts in 2004. Prospectively disclose material losses resulting from the write down of obsolete or slow moving inventory. You may refer to paragraph 14, chapter 4 of
ARB 43.

Consolidated Balance Sheets, page F-2

8. Prospectively, present your intangible assets separately on the
face of your consolidated balance sheets.   See paragraph 42 of
SFAS
No. 142.

Consolidated Statements of Income, page F-4

9. Please report Other Income and Other Deductions gross on the face of the Income Statement or in the notes to the extent there is any material items contained therein.

Consolidated Statement of Cash Flows, page F-6

10. Please explain the nature of proceeds from long term debt of $127.6 million and payments on long term debt of $129.1 million.
Your liquidity and capital resources discussion does not discuss transactions of this magnitude.

Note 1. Summary of Significant Accounting Policies
Advertising, page F-8

11. Please supplementally confirm that you do not capitalize any of your advertising expenditures. Otherwise, please revise your accounting policy related to advertising costs accordingly. Please also disclose the amounts of advertising reported as assets as of each balance sheet date and the line item they are included in. See paragraphs .49 and .50 of SOP 93-7.

Asset Impairments, page F-9

12. Clarify that you test indefinite lived intangibles on at least an annual basis by comparison of the carrying value of the assets to fair value, if true.

Product Group Information, page F-11

13. We note that yours sales to foreign countries have been increasing. Furthermore, you indicated that the acquisition of EJ Footwear will likely result in increased foreign sales. In this regard, please disclose the aggregate transaction gain or loss recorded in your consolidated statements of income for the three
years ended December 31, 2004.     Please refer to paragraphs 15
and
30 of SFAS 52. If significant, please disclose any exchange rate changes subsequent to year-end and its effects on unsettled balances related to foreign currency transactions. Please refer to paragraph
32 of SFAS 52.

14. Please tell us in more detail how you determined that you have only one reportable segment. We note that you sell different products
(e.g. apparel, gloves, and shoes), you have different distribution channels and you manufacture and resell products. If possible, please supplement your response by providing us with examples of internal reports that your management uses to asses the performance of your business such as budgets, flash reports and internal financial statements.

Note 2. Acquisitions, page F-12

15. Please explain why you did not meet the disclosure requirements of paragraphs 57 of SFAS No. 141 for the acquisition of EJ
Footwear.
In this regard, we did not see any disclosure relative to the intangible assets that you listed in your purchase price allocation.
We may have further comment.

16. You indicate that $1.6 million in transaction costs were allocated to the purchase price of the EJ Footwear acquisition. Please explain if such costs were considered direct costs of this business combination. In this regard, please provide a detailed listing of the costs which comprise the $1.6 million referenced in this note. Also, please reconcile this amount to the costs deferred as of December 31, 2004 which are disclosed in Note 4 to the financial statements.

17. You filed an 8-K on January 7, 2005, discussing the consolidation of a division of EJ Footwear, namely Lehigh. Please explain if you have allocated an amount of the purchase price of the EJ Footwear acquisition to a plant closing liability. In this regard, please explain to us the costs associated with relocating the Lehigh headquarters, and any discretionary costs associated with exiting this division, including any relocation expenses, and termination or severance benefits. In short, please explain how you accounted for such costs. You may consult SFAS No. 141 - subparagraph 37k, EITF 95-
3 and FTB No. 85-5.

18. Please explain to us if there were any compensation arrangements included within the provisions of the acquisition agreement, and the related dollar amounts of such arrangements. Furthermore, please explain the vesting requirements pursuant to such arrangements.

19. Please provide a detailed listing of all the liabilities assumed totaling $8.9 million. Your pro forma financial statements filed on
Form 8-K/A on January 7, 2005, do not clearly identify what this represents.

20. Please supplementally disclose to us how you calculated the value of the acquired trade names and trademarks totaling $38.5 million that you reference in Form 8-K/A on January 7, 2005.

21. We note from your pro forma financial statements filed on Form
8-
K/A on January 7, 2005, that no adjustments were made to inventory.
SFAS 141 requires that the valuation of inventory be based on the selling price less the sum of costs to complete, costs of disposal, and the reasonable profit margin for the completion and selling effect, and the post-acquisition completion effort. The acquirer should only recognize profits associated with value added to the acquired inventory subsequent to the acquisition, and does not recognize profit associated with the purchased value of inventory.

Note 4. Other Assets, page F-14

22. Prospectively, please ensure that you meet the disclosure requirements of paragraphs 44-45 of SFAS No. 142.

Note 14. Supplemental Cash Flow Information, page F-26

23. Please explain what comprised the purchase price adjustments related to accounts payable that you reference. In this regard, we would expect purchase price adjustments to be made within one year of an acquisition.

FORM 8-K FILED MARCH 24, 2005

Pro Forma Statement of Operations

24. We note that in adjustment (A), you eliminate historical pension costs of EJ Footwear. Confirm to us that you have no plans to provide similar benefits to employees of EJ Footwear.

25. We note that in adjustment (A), you eliminate management fees of
$1,347,000. Tell us what services were provided in exchange for this fee. If services, were provided, tell us why you no longer need these services.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2005

Notes to the Financial Statements
Note 6 - Acquisition

26. Please revise your disclosures to include the information required by paragraph 58(b) of SFAS 141, which requires pro forma results of operations for the periods presented. Given the significance of the acquisition to your business, please amend your
Form 10-Q.





	As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your response letter as a correspondence file on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H. Christopher Owings, Assistant Director at (202) 551-3725.

							Sincerely,



							Michael Moran, Esq.
							Branch Chief


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May 13, 2005
Page 6